Icagen Stockholders Send Second Letter to Icagen Board to Contest Proposed Price of Acquisition by Pfizer

New York, NY, August 11, 2011 – Merlin Nexus and New Leaf Venture Partners (NLV Partners), stockholders in Icagen, Inc. (Nasdaq: ICGN), submitted a second letter to the Icagen Board contesting the Company’s planned acquisition by Pfizer Inc (NYSE: PFE).  According to a July 20, 2011 press announcement, Pfizer plans to purchase the shares of Icagen stock it already does not own at a price of $6.00 per share, resulting in an aggregate transaction value of approximately $56 million.  On July 28, 2011, Merlin Nexus and NLV Partners sent a letter to the Icagen Board to contest the price of the acquisition, and now, following discussions with management, a second letter has been sent to the Board, noting that Merlin and NLV “continue to believe the purchase price dramatically undervalues Icagen’s assets, and is not in the best interests of all stockholders.”

Pfizer advanced the first of Icagen's proprietary compounds (PF-05089771) into a phase I single dose escalation study in December 2010, and this trial is estimated to have been completed in March 2011.  As discussed in the current letter to the Icagen Board:  “We believe Pfizer holds information that may be material to the value of the Nav 1.7 program and there is therefore an asymmetry of information that provides Pfizer a greater advantage than that afforded to the remaining stockholders to determine the value of this program.”

According to the letter sent today, “after having declined interest in a strategic transaction in 2006, 2008, 2009 and 2010, Pfizer actively reached out and approached one of Icagen’s directors in April 2011 to inquire about Icagen’s potential interest in a transaction.  The timing suggests to us that the clinical data supporting the initial safety and efficacy of the Nav1.7 program may have been a driver behind this unexpected new interest in a transaction.”

The letter continued, “Products to treat pain have historically had the ability to generate worldwide sales in excess of $2 billion annually.  We have used much more conservative sales estimates for each compound and assume that at least one of the three partnered programs will fail.  We further risk adjust our assumptions by assuming only a 15% probability of success.  As a result of our analysis, we believe the fair value of Icagen excluding the value of its own internal programs and cash, should be in the range of $100 - $165 million or $11 - 19 per share.”

The letter concluded, “We reiterate our disagreement with the Board’s approval of the merger agreement and the sale of the company to Pfizer at the current price.  We believe that the unreported phase I clinical data from the PF-05089771 program should be made public as it may be material to the decision of the remaining stockholders of the company as to whether to tender their shares.  We do not intend to tender our shares under the current acquisition terms and continue to consider other alternatives.”

About Merlin Nexus

Merlin Nexus, based in New York, is an investment management company focused on crossover private equity investing in the life sciences industry.  Merlin Nexus invests globally in private and public healthcare companies and manages several crossover private equity funds with capital commitments totaling $200 million.  Our investor base consists of financial institutions, funds of funds, family offices and high net worth individuals.

About NLV Partners

New Leaf Venture Partners is a leader in healthcare technology venture investing.  Our investment professionals bring a unique blend of technological, clinical, and operational experience to our investments.  We work closely with our entrepreneurs to help build successful portfolio companies.  We focus primarily on later-stage biopharmaceutical products, early-stage medical devices, and laboratory infrastructure technologies.

New Leaf currently manages $1.1 billion in assets.  This includes our newest fund, New Leaf Ventures II, L.P., which closed with commitments of $450 million in October 2007, New Leaf Ventures I, L.P. and the healthcare technology portfolio of the Sprout Group, one of the oldest U.S. venture capital fund groups.  For more information please visit http://www.nlvpartners.com

Contacts:

Media:
Burns McClellan on behalf of NLV Partners
Justin Jackson, (212) 213-0006
jjackson@burnsmc.com

Investors/Stockholders:
Okapi Partners LLC
Geoff Sorbello/Laura Bissell/Patrick McHugh, (212) 297-0720
info@okapipartners.com